               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*


                          AIRGAS, INC.
         ______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
          _____________________________________________
                 (Title of Class of Securities)

                           009363 10 2
                   __________________________
                         (CUSIP Number)

                         March 17, 2000
     _______________________________________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [   ]     Rule 13d-1(b)
                    [ X ]     Rule 13d-1(c)
                    [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 6 pages

CUSIP No.  009363 10 2        13G                 Page 2 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Airgas, Inc. Employee Benefits Trust
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [   ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
______________________________________________________________________________
                    5.  SOLE VOTING POWER

                        0
                    __________________________________________________________
 NUMBER OF          6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY          __________________________________________________________
    EACH            7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               0
    WITH            __________________________________________________________
                    8.  SHARED DISPOSITIVE POWER

                        5,993,872
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,993,872
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES* [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     EP
______________________________________________________________________________

CUSIP No.  009363 10 2        13G                 Page 3 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

Item 1(a) Name of Issuer

          Airgas, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices

          Airgas, Inc.
          Radnor Court
          259 North Radnor-Chester Road, Suite 100
          Radnor, Pennsylvania 19087-5283

Item 2(a) Name of Person Filing

          Airgas, Inc. Employee Benefits Trust

Item 2(b) Address of Principal Business Office, or, if none, Residence

          Radnor Court
          259 North Radnor-Chester Road
          Radnor, Pennsylvania 19087-5283

Item 2(c) Citizenship

          Delaware

Item 2(d) Title of Class of Securities

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number

          009363 10 2

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

       (a)____ Broker or dealer registered under Section 15 of the Exchange Act;

       (b)____ Bank as defined in Section 3(a)(6) of the Exchange Act;

       (c)____ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

       (d)____ Investment company registered under Section 8 of the Investment Company Act;

CUSIP No.  009363 10 2        13G                 Page 4 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

       (e)____ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f)____ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g)____ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h)____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i)____ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j)____ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4    Ownership

       This schedule is being filed by the Airgas, Inc. Employee Benefits Trust (the "Trust"). Pursuant to the Airgas, Inc. Employee Benefits Trust Agreement (the "Agreement"), effective as of March 30, 1999 between Airgas, Inc. (the "Issuer") and First Union National Bank, as Trustee, the Issuer established the Trust to hold legal title to assets, principally or exclusively in the form of securities of the Issuer to be used to satisfy the Issuer's obligations with respect to its employee benefit plans. As of the close of business on March 16, 2001, the Trust held 5,993,872 shares of the Issuer's common stock, as to which it may be deemed to have shared power to dispose or direct the disposition. The Trust, the Governance and Compensation Committee (the "Committee") acting on the Trust's behalf and the individual members of the Committee each disclaims beneficial ownership of the shares held by the Trust.

       (a)  Amount beneficially owned:  5,993,872
       (b)  Percent of class:  8.1%
       (c)  Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote:  0
            (ii)  Shared power to vote or to direct the vote:  0
            (iii) Sole power to dispose or to direct the disposition of:  0
            (iv)  Shared power to dispose or to direct the disposition of:
                  5,993,872

CUSIP No.  009363 10 2        13G                 Page 5 of 6 pages
           ___________                                 __   __
______________________________________________________________________________

Item 5    Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that
       as of the date hereof the reporting person has ceased to
       be the beneficial owner of more than five percent of the
       class of securities, check the following  [   ].

       Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person

       The Employee Benefits Trust has the right to receive, and the Trustee thereof has the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Issuer's shares which are the subject of this Schedule 13G.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not Applicable

Item 8    Identification and Classification of Members of the Group

       Not Applicable

Item 9    Notice of Dissolution of Group

       Not Applicable

Item 10   Certification

       (a)  Not Applicable

       (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  009363 10 2        13G                 Page 6 of 6 pages
           ___________                                 __    __
______________________________________________________________________________

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 19, 2001

Governance and Compensation Committee



By: /S/  Robert L. Yohe
    Signature

   Name:   Robert L. Yohe
   Title:  Chairman of the Airgas, Inc.
           Governance and Compensation Committee,
           on behalf of the Airgas, Inc. Employee Benefits Trust